Ms. Anne Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

April 15, 2019

Re:	GolfSuites 1, Inc.

Amendment No. 2, 3 and 4 to

Offering Statement on Form 1-A

Filed March 27 and April 8, 2019

File No. 024-10938

Dear Ms. Parker:

Thank you for your comments on April 15, 2019 regarding the Amendment No. 2, 3 and 4 to the Offering Statement of GolfSuites 1, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Form 1-A/A Filed March 27, 2019

Forum Selection Provisions, page 51

1.	We note your response to our prior comment 1. We also note the disclosure that Section 6 of your subscription agreement has an exclusive forum provision and that this exclusive forum provision does not apply to actions arising under the federal securities laws. Please also revise the subscription agreement to state that the exclusive forum provision does not apply to actions arising under the federal securities laws.

The company has amended its Subscription Agreement as requested.

Thank you again for the opportunity to respond to your questions to the Amendment No. 2, 3 and 4 to the Offering Statement of GolfSuites 1, Inc. filed on March 27 and April 8, 2019. If you have additional questions or comments, please contact me at Jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

GolfSuites 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578

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